Trading Symbol (TSX-V: ANI) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 6197 Fax:1-888 889 4874 www.animasresources.com

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Animas Resources Ltd. (“Animas” or the “Company”) and has been prepared based on information known to management as of May 28, 2013. This MD&A is intended to help the reader understand the consolidated financial statements of Animas.

The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and the related notes, and the audited consolidated financial statements for the year ended December 31, 2012 and the related notes, all of which are prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the Company for the three months ended March 31, 2013. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements.    Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

The following forward looking statements have been made in this MD&A:

•

Plans for exploration of the Company’s mineral properties;

•

Speculation on future commodity prices;

•

Future budgets and how long the Company expects its working capital to last;

•

Management expectations of future activities and results;

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.animasresources.com.

SUMMARY AND OUTLOOK

The Company is a North American exploration company with diversified mining interests in one of the world’s fastest developing mining countries, Mexico. The management group, with its extensive experience in the exploration and mining industry, is moving to expand Animas’ reserves through development, discovery, and acquisition of high quality precious and base metal properties.

The Company continues to actively evaluate potential joint ventures, mergers, and acquisitions in search of opportunities to acquire significant, new gold resources. The management and the Company advisors will maintain and grow its knowledge base of the premier prospects and properties available for acquisition/ advancement in Mexico and elsewhere, targeting the best opportunities to build future Animas shareholder value. The Company’s wholly-owned subsidiaries’ First Silver Reserve, S.A. de C.V. (“First Silver”),  Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) collectively own a significant portion of Santa Gertrudis gold deposits in Mexico.

Animas also continues to conduct reconnaissance exploration within Mexico in an attempt to acquire high quality precious metal exploration projects, and during 2011, the Company acquired, by "staking", the high quality Desierto gold prospect within the Sonora Gold Belt (Herradura-type gold deposit potential).

During the three months ended March 31, 2013, the Company continued to carefully manage its cash and corporate overhead, made some management changes and also made progress on its Santa Gertrudis property.

Detailed Mineral Property information, including 2013 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

•

The Company continues to have the strong support from its major shareholder Mr. Ernesto Echavarria who now owns approximately 31.1% of the issued and outstanding common shares of Animas.  Mr. Echavarria may fund Animas with additional funds at a future date.

•

The Company signed a letter of intent (“Letter of Intent”) with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, which will work towards permitting, development, construction, and restarting gold production at the Santa Gertrudis Gold Project. The Letter of Intent was signed to establish a 50/50 arrangement whereby Animas will provide the mining claims at Santa Gertrudis along with its knowledge and exploration database, and DKM will provide the necessary funding to resume production at the Santa Gertrudis Gold Project.

•

Animas is highly experienced in Mexico and is actively looking for joint venture partners and/or optioning out some, or all, of the properties.

TABLE OF CONTENTS

1. Background	4

2. Overview	4
2(a) Company Mission and Focus	4
2(b) Description of Metal Markets	4
2(c) Qualified Person	4

3. Mineral Properties	4
3(a) Santa Gertrudis Property, Mexico	5
3(b) Desierto Property - Mexico	8
3(c) Ariel Copper Property - Mexico	9

4. Risks and Uncertainties	9

5. Impairment of Long-lived Assets	11

6. Material Financial and Operations Information	11
6(a) Selected Annual Financial Information	11
6(b) Summary of Quarterly Results	12
6(e) Disclosure of Outstanding Share Data	13
6(f) Commitment and Contingency	14
6(g) Off-Balance Sheet Arrangements	14
6(h) Transactions with Related Parties	14
6(i) Financial Instruments	16
6(j) Management of Capital Risk	17

7. Subsequent Events	17

8. Changes in Internal Control Over Financial Reporting ("IFCR")	17

9. Shareholder Rights Plan	18

10. Information on the Board of Directors and Management	18

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia and its shares are listed on the TSX Venture Exchange under the symbol “ANI”. The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Mexico.

2. Overview

2(a) Company Mission and Focus

Animas is a North American mineral resource company focused on acquisition and discovery.  The Company consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. The Company’s mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

2(b) Description of Metal Markets

Gold prices have remained above their long term averages albeit with high levels of volatility. Market interest in gold exploration continues.

2(c) Qualified Person

John R. Wilson is the Qualified Person as defined under National Instrument 43-101. He is responsible for the technical disclosure in this document. Mr. Wilson has reviewed and approved the contents of this MD&A.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.animasresources.com).

3(a) Santa Gertrudis Property, Mexico

Location Map
Tucson
ARIZONA
Nogales
SONORA
Cananea
Santa Gertrudis
Magdalena
Nacozari
N
W
E
S
0 5 10 20 30 40
Kilometers

History

The Santa Gertrudis Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and staked ground to the west, northwest and southeast of the SG Property’s historic workings.

The Company completed the construction of a comprehensive drill hole database with digital access to the original assay sheets and drill logs.

Work performed

To date, Animas’ work on the Santa Gertrudis project has consisted of:

•

Consolidation of the Company's land holdings (now totaling 562 km²) by owning 100% of the claims.

•

Completion 135 line km of IP, 30+ km² of RIP (Reconnaissance Induced Polarization) coverage, and a district-wide ground gravity survey.

•

Database resurrection, data verification and interactive GIS construction which includes the integration of 2,600± pre-Animas holes, 20,000± soil geochemical samples, 29,000± rock-chip geochemical samples, Animas work, and the db/GIS now totals 100±Gb).

•

Animas geological/alteration mapping/rock-chip geochemical sampling (110± km² mapped - 2,800± Animas samples).

•

A 43-101 report  (2010) with a compliant “inferred” resources for the Cristina (MDA), Trinidad, Escondida, Mirador, Greta, La Gloria, Tracy, Tigre deposits (see news release on November 17, 2010).

•

Drilling/evaluation of 13 major target areas (41 holes – 12,651.15 meters core/reverse circulation) mainly Au – (Mo).

•

Announcement of EI Tigre with intervals of molybdenum mineralization.

Recent updates

On February 25, 2013, the Company announced a letter of intent (“Letter of Intent”) was signed with DKM, a private Mexican gold mining company, which will work towards permitting, development, construction, and restarting gold production at the Santa Gertrudis Gold Project. The Letter of Intent was signed to establish a 50/50 arrangement whereby Animas will provide the mining claims at Santa Gertrudis along with its knowledge and exploration database, and DKM will provide the necessary funding to resume production at the Santa Gertrudis Gold Project. The following is a summary of the principal terms of the Letter of Intent:

•

DKM, through a wholly-owned subsidiary, will enter into an exploration and exploitation agreement with Animas’ Mexican subsidiaries (the “Animas Subs”) which own the Santa Gertrudis Gold Project, which will grant DKM full rights to explore and develop the project.

•

DKM will provide the funding, equipment and operational knowledge to begin gold mining and recovery at the Cristina and other gold deposits at Santa Gertrudis.

•

Upon obtaining commercial production, the Animas Subs will become 50% shareholders of DKM’s Mexican subsidiary, which will continue to operate the project.

•

10% of the pre-tax cash flow from operations will be used for further exploration on site.

•

The remaining 90% of the pre-tax cash flow from operations will be split on a 50/50 basis between the Animas and DKM.

•

Any molybdenum discovered on the project and any such occurrences are excluded from this Letter of Intent and remain 100% owned by Animas.

DKM has detailed operations knowledge of other producing gold mines in Mexico and the Santa Gertrudis Gold Project and will begin permitting as soon as possible. During that time, DKM, which will be the financier and operator of the project, will plan the mining operation and the construction of the gold recovery plant. The operation contemplated is an open pit mine, heap leaching and gold recovery using conventional and proven technologies and equipment. A feasibility study has not been completed and there is no certainty such an operation will be economically viable.

Given the ejido issue in 2011 and 2012, DKM and Animas are working towards building a good relationship with the ejido in the area to show them the benefits of working closely with Animas and DKM. The ejido is responsible for surface access in Mexico and while Animas has a current agreement for surface access, the team will be asking for assistance from the ejido to improve the access conditions, expand it, and, in return, ensure that the ejido are fairly compensated.

Cumulative expenditures

As of March 31, 2013 the Company had incurred total cumulative expenditures of $15,450,661 for acquisition and exploration on the SG Property including write-off of $5,000,000.

	March 31, 2013		December 31, 2012

Acquisition costs	$ 5,498,644	(1)	$ 5,498,644	(1)
Annual mining taxes	1,339,968		1,233,337
Assaying	483,255		483,255
Camp and general	527,720		523,083
Drilling	1,712,543		1,712,543
Environmental costs	12,806		12,806
Field costs	23,164		23,164
Foreign value added tax credit	64,364		158,485
Geology	1,441,224		1,425,796
Geophysical	793,870		793,870
Metallurgical consulting	5,646		5,646
Net Smelter Royalty payment	150,000		150,000
Office and administrative	309,290		204,458
Option payments	4,477,033		4,477,033
Resources calculation	339,051		339,051
Surface access fees	561,500		519,701
Travel	665,443		654,694
Wages	2,380,030		2,346,004
Write-off of exploration and evaluation assets	(5,000,000)		(5,000,000)
Foreign exchange movement	(334,890)		(1,075,541)
	$ 15,450,661		$ 14,486,029

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, and expenses directly related to the transaction of $247,392. The Company also issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

3(b) Desierto Property – Mexico

Animas acquired Desierto Project, a large property position within the Sonora Gold Belt of western Sonora State, Mexico. This highly prolific region of known gold mineralization /production is located along the Arizona-Sonora Megashear, and it contains the large Penmont (Fresnillo-Newmont) Herradura gold mine complex (10+MM ozs Au) and numerous other, smaller gold mines and prospects (Noche Buena, La Choya, San Francisco, El Chanate, etc.).

The Desierto property totals approximately 27,000 hectares in size and was originally identified by Animas personnel during the second quarter of 2011. The Company has been conducting reconnaissance exploration within this highly prospective region of northern Mexico for most of 2011, and this prospect is a direct result of this ongoing exploration work.

Cumulative expenditures

As of March 31, 2013, the Company had incurred total cumulative expenditures of $55,517 for staking of the Desierto property.

	March 31, 2013	December 31, 2012
Staking	$ 52,552	$ 33,693
Foreign exchange movement	2,965	(533)
	$ 55,517	$ 33,160

3(c) Ariel Copper Property – Mexico

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to 80% of the Ariel porphyry copper concessions. On May 28, 2010, the Company signed the final option agreement. On December 16, 2010, the Company and the optionor amended its original agreement and postponed the option payments.

On November 6, 2012, the Company terminated the mining option agreement for Ariel Copper property and agreed to pay the vendor US$25,000 in lieu of all other payments required by the mining option agreement. The Company accrued US$25,000 on December 31, 2012 and wrote off $78,835 of its expenditures. Subsequent to the quarter end, on May 1, 2013, the Company made the US$25,000 payment to the optionor.

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries. Access to mineral properties also involves certain inherent risks due to the change in local ranchers and land owners.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2013 which considered the indicators of impairment. Management concluded that other than the write-downs and write-offs in fiscal 2012 and prior years, no other impairment charge was required because:

•

The NI 43-101 resource estimates for the Santa Gertrudis property;

•

there have been no significant changes in the legal factors or climate that affects the value of the Santa Gertrudis Property;

•

all Santa Gertrudis Property rights remain in good standing;

•

the Company intends to continue its exploration and development plans on its properties; and

•

the Company signed a letter of intent with DMK to establish a 50/50 arrangement whereby Animas will provide the mining claims at Santa Gertrudis along with its knowledge and exploration database, and DKM will provide the necessary funding to resume production at the Santa Gertrudis Gold Project.

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year ended December 31 2012 $	Year ended December 31 2011 $	Year ended December 31 2010 $
Total revenues	-	-	-
General and administrative expenses	530,971	608,409	1,080,330
Write-off of exploration and evaluation assets	78,835	26,566	6,070,412
(Loss) for the year	(489,685)	(624,516)	(7,246,229)
(Loss) per share	(0.01)	(0.01)	(0.18)
Total assets	14,976,228	14,781,385	13,810,747
Total long-term financial liabilities	-	-	47,025
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

	Mar 31, 2013 Quarter	Dec 31, 2012 Quarter	Sep 30, 2012 Quarter	Jun 30, 2012 Quarter	Mar 31, 2012 Quarter	Dec 31, 2011 Quarter	Sep 30, 2011 Quarter	Jun 30, 2011 Quarter
Revenue	-	-	-	-	-	-	-	-
Net loss	142,373	235,662	81,030	45,235	127,758	13,229	204,244	167,857
Loss per Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

6(c) Review of Operations and Financial Results

For the three months ended March 31, 2013 compared to the three months ended March 31, 2012

During the three months ended March 31, 2013, the Company incurred losses of $142,373 ($0.00 loss per share) compared to a net loss of $127,758 ($0.00 loss per share) for the same period in 2012.

During the three months ended March 31, 2013, the Company incurred $145,339 (2012 – $129,034) in general and administrative expenses, of which $2,576 (2012 – $11,968) relates to non-cash share-based payment expense for options vested during the period and non-cash depreciation of $3,094 (2012 - $3,411), and foreign exchange gain of $1,527 (2012 – foreign exchange loss of $5,619). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $141,196, compared to 2012’s $108,036, an increase of $33,160. The increase was mainly due to professional fees as a result of dealing with the ejido issue and the Letter of Intent with DKM (2013 - $75,734; 2012 - $46,498). The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

During the three months ended March 31, 2013, the Company had interest income of $329, compared to 2012’s $1,276, a decrease of $947. The decrease was due to the overall cash balance earning interest income was higher in fiscal 2012.

During the three months ended March 31, 2013, the Company had other income of $2,637 from selling the marketable securities.

6(d) Liquidity and Capital Resources

The Company had a working capital deficiency of $276,676 as at March 31, 2013 (December 31, 2012 – working capital of $81,304). Cash totaled $234,452 as at March 31, 2013, a decrease of $95,878 from $330,330 as at December 31, 2012. The decrease was a result of (a) $26,473 spent in its operating activities, including changes in working capital; (b) $267,755 spent on its mineral properties; offset by (c) $10,637 net proceeds from sale of marketable securities; (d) a $150,000 loan; and (e) $37,713 effects of exchange rate changes on behalf of cash held in foreign currencies.

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

Subsequent to the quarter end, on May 10, 2013, the Company completed the non-brokered private placement for gross proceeds of $625,000 by issuing 12,500,000 units at $0.05 per unit (the “Unit”). Each Unit comprised of one common share and a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share for a period of 36 months at an exercise price of $0.10. All securities issued are subject to a four-month hold period expiring September 10, 2013. The funds are used to complete the transaction with DKM and to cover working capital needs until early 2014.

Management estimates that the current cash position, including the May 2013’s private placement, the future cash flows from warrants and options, the potential financing and support from its major shareholder Mr. Ernesto Echavarria will be sufficient for the Company to carry out its anticipated exploration and operating plans through early 2014.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2012	59,130,884	$22,783,387
March 31, 2013	59,130,884	$22,783,387

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

During the three months ended March 31, 2013, 75,000 options at $1.60 expired. As at March 31, 2013, the Company had a total of 2,815,000 options outstanding, with exercise prices ranging from $0.10 to $1.40, expiring between June 17, 2013 and November 8, 2017. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $2,298,350.

As at March 31, 2013, the Company had a total of 8,537,500 warrants and 105,000 agent’s warrants outstanding, with the exercise prices ranging from $0.20 to $0.30, expiring between June 17, 2013 and October 26, 2013. On May 10, 2013, another 12,500,000 warrants with an exercise price of $0.10 were issued.  If all the remaining outstanding warrants, agent’s warrants and the warrants associated were exercised, the Company’s available cash would increase by $3,848,000.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 71,630,884 common shares issued and outstanding and 97,565,384 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

None.

6(g) Off-Balance Sheet Arrangements

None.

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the three months ended March 31, 2013

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share- based payments $(a)	Total $
John R. Wilson (b) Chief Executive Officer	24,106	n/a	n/a	Nil	24,106
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(c)	33,500	n/a	n/a	Nil	33,500
Total	57,606	n/a	n/a	Nil	57,606

For the three months ended March 31, 2012

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share- based payments $(a)	Total $
John R. Wilson (b) VP Exploration	36,490	n/a	n/a	11,968	48,458
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(c)	33,250	n/a	n/a	Nil	33,250
Total	69,740	n/a	n/a	11,968	81,708

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Mr. Wilson received a monthly amount of US$12,000 as management fees until April 2012.  After May 2012, Mr. Wilson’s monthly management fee was reduced to US$8,000. Effective September 1, 2011, Mr. Wilson was the Chief Executive Officer.

(c)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting, shareholders’ communication and management fees for an accounting and administrative team of four people during fiscal 2013 and 2012.

Related party assets / liabilities

Due to related parties:	Services for	As at March 31, 2013	As at December 31, 2012

Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$141,390	$111,035
John Wilson	Management fees	42,394	23,205
Total		$183,784	$134,240

Loan:		As at March 31, 2013	As at December 31, 2012
Pacific Opportunity Capital Ltd.	Loan	$250,000(d)	$100,000(d)

(a)

As at March 31, 2013, Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, advanced a loan in the amount $250,000 to the Company to be used for operating expenditures. The loan is non-interest bearing and due on the date that lender requests for repayment. Subsequently, on May 8, 2013, the Company repaid its loan to Pacific Opportunity Capital Ltd. in full.

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, long-term debt and obligations under capital lease approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect a $1 million exploration program by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)  Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $300.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$234,452	$-	$-	$234,452
Marketable securities	50,400	-	-	50,400
	$284,852	$-	$-	$284,852

6(j) Management of Capital Risk

The Company considers its capital to be its shareholders’ equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

7.  Subsequent Events

Other than disclosed above, there was no other subsequent event.

8.  Changes in Internal Controls Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

9. Shareholder Rights Plan

The Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008. It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares. The Rights Plan re-confirmed by the shareholders at the Annual and Special Meeting on June 3, 2011 for another three years, expire on June 3, 2014, unless extended upon reconfirmation by shareholders at its annual general meeting at that time. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

10. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

John R. Wilson, BSc, MS, QP

Hugh B. Miller, BS., Ms., Ph.D, QP, CMSP

David C. Beling, PE, BSc, QP

Audit Committee members:

Mark T. Brown (Chair), David C. Beling and Hugh B. Miller

Management:

John R. Wilson, BSc, MS – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary